MFR Securities, Inc.

Financial Statement

December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47186

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFR Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Third Avenue, Suite 1203
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ramirez (212) 416-5036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue – Suite 303	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I George Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



GIANNA M. GELCI
Notary Public, State of New York
No. 31-4935956
Qualified in New York County
Commission Expires July 5, 2022

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFR Securities, Inc.
Index to Financial Statement
December 31, 2019



REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of MFR Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella

Reynolds + Rowella, LLP

We have served as MFR Securities, Inc.'s auditor since 2007.

New Canaan, Connecticut
February 21, 2020

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

reynoldsrowella.com

MFR Securities, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets

Cash and cash equivalents	$ 7,137,808
Due from clearing organization	738,272
Commissions receivable	3,940
Fees receivable	80,046
Investment, at fair value	32,130
Prepaid expenses and other assets	42,248
Security deposits	102,743
Operating lease right of use asset	1,425,177
Office furniture and equipment, net	43,281
Total Assets	**$ 9,605,645**

Liabilities and Shareholder's Equity
Liabilities

Accounts payable, accrued expenses and other liabilities	$ 101,276
Employee compensation payable	743,606
Income taxes payable	164,000
Operating lease liability	1,527,607
Total Liabilities	2,536,489

Shareholder's Equity

Common stock, no par value, 200 shares authorized, 100 issued, and outstanding	2,000
Additional paid in capital	5,042,242
Retained earnings	2,024,914
Total Shareholder's Equity	7,069,156
Total Liabilities and Shareholder's Equity	**$ 9,605,645**

See accompanying notes to financial statement.

MFR Securities, Inc.
Notes to Financial Statement
December 31, 2019

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Due from Clearing Organization

Due from clearing organization includes a required clearing deposit of $250,000 that the Company maintains with its clearing broker. As of December 31, 2019, the remaining receivable amount due from the clearing organization of $488,272 represents cash maintained by the Company with its clearing broker for net proceeds from trading activities that have not yet been remitted from the clearing organization to the Company.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

MFR Securities, Inc.
Notes to Financial Statement
December 31, 2019

Fees Receivable

Fees receivable are carried at cost, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Fees receivable are written off when deemed uncollectible after reasonable collection efforts. Management does not believe that an allowance is required as of December 31, 2019.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $231,566 and $188,285 respectively, with a net book value of $ 43,281 at December 31, 2019.

Income Taxes

Effective January 1, 2019, the Company elected to change its tax classification from an S corporation to a C corporation for federal, state and local income tax purposes. All federal, state and local income taxes are the responsibility of the Parent since the Company is included in the Parent's consolidated tax returns.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statement. The Company's 2016 through 2019 tax years are open for examination by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

Fair Value Measurements (continued)

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money Market
Valued using amortized cost.

Common Stock
The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers.

Investments are used for trading purposes.

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2016-02, Leases, which establishes new Accounting Standard Codification (ASC) Topic 842 (ASC 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under the new guidance, a lessee is required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with previous GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily depends on its classification as a finance or operating lease. However, unlike previous GAAP which required only capital leases to be recognized on the balance sheet, the new standard requires both types of leases to be recognized on the balance sheet. ASC 842 also requires disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statement.

Leases (continued)

ASC 842 was previously required to be adopted using the modified retrospective approach. However, in July 2018, the FASB issued ASU 2018-11, which allowed for retrospective application with the recognition of a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted ASC 842 effective January 1, 2019. Accordingly, the Company's operating lease for office space in New York is recognized as an operating lease liability and right of use (ROU) asset on the Company's statement of financial condition. The Company elected the optional transition method that allows for a cumulative effect adjustment as of the adoption date coupled with the option to not restate prior periods. The Company also elected the practical expedient to not separate lease and non-lease components, which allows the Company to account for lease and non-lease components as a single lease component.

Adoption of the new standard resulted in recording of an operating lease asset of $1,679,968 and an operating lease liability of $1,775,968 as of January 1, 2019. The adoption had no material impact on the Company's retained earnings.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. Fair Value of Investments

The assets that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Money market	$ 5,714,370	$ -	$ -	$ 5,714,370
Common stock	32,130	-	-	32,130
Total	$ 5,746,500	$ -	$ -	$ 5,746,500

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments are included in cash and cash equivalents.

3. Operating Leases

The Company leases office space under non cancelable operating leases in New York and California. The Company's office lease in New York commenced November 1, 2016 and expires October 31, 2024. The Company's office lease in California is on a month by month basis. The Company maintains a security deposit of $100,943 on its New York office lease and $1,800 on its California office lease.

We present below the operating lease right-of-use asset and lease liability as of December 31, 2019:

Assets
Operating lease right of use asset $ 1,425,177

Liabilities
Operating lease liability $1,527,607

Aggregate future minimum lease payments under noncancelable operating leases as of December 31, 2019 are as follows:

Year Ending December 31,		
2020	$	350,660
2021		309,961
2022		383,357
2023		393,408
2024		334,978
Total minimum payments required	$	1,772,364
Less imputed interest		(244,757)
Total operating lease liabiity	$	1,527,607

4. Income Taxes

At December 31, 2019, the Company had a current federal income tax payable of $109,000 and current state and local income taxes payable of $55,000 in the accompanying statement of financial condition.

Deferred taxes arise from temporary differences between the financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Deferred tax assets are evaluated for realization based on available evidence of projected future reversals of existing taxable temporary differences and certain assumptions made regarding future events. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

4. Income Taxes (continued)

As of December 31, 2019, the Company did not recognize any deferred taxes since there were no material temporary differences between the financial statement and tax bases of assets and liabilities.

5. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2019, the Company's net capital balance as defined by SEC Rule 15c3-1 was $6,792,059 which exceeded the minimum requirement of $100,000. At December 31, 2019, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.16 to 1.0.

6. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

7. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

8. Contingencies

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing organization at December 31, 2019 in the statement of financial condition.

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

MFR Securities, Inc.
Notes to Financial Statement
December 31, 2019

9.   **Subsequent Events**

The Company has evaluated subsequent events through February 21, 2020, the date of issuance of the accompanying financial statement. There were no subsequent events identified by the Company that require adjustments to or disclosure in the financial statement.